David Lubin & Associates

92 Washington Avenue

Cedarhurst, NY 11516

Telephone: (516) 569-9629

Facsimile: (516) 569-5053

November 7, 2005

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0406

Attention: John Reynolds, Assistant Director

Re:	Giant Oil & Gas Inc.

Amendment No. 1 to

Registration Statement on Form F-1

filed on September 7, 2005, SEC File No. 333-125381

Ladies and Gentlemen;

Giant Oil & Gas Inc. (the “Company”) herewith files with the Securities and Exchange Commission (the “Commission”) an amended registration statement on Form F-1 (the “Amended Registration Statement”) in response to the Commission’s comments, dated September 16, 2005 (the “Comment Letter”), with reference to the Company’s Amendment No. 1 to the registration statement on Form F-1 (the “Registration Statement”) filed with the Commission on September 7, 2005.

The Company appreciates your review to assist to enhance the overall disclosure in their Exchange Act filings.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission’s comments as follows:

Form F-1

General

1.            Comment: We note your response to our prior comment 4. We reissue our comment in part. Further revise your document where necessary to emphasize your lack of any meaningful current business operations and apparent lack of meaningful future prospects. For example, at page 18 you still claim to be in the early stages of “engaging in the exploration and development of oil and gas properties,” which appears to overstate the

Securities and Exchange Commission

November 7, 2005

status of your business at this point in time. Also explain in further detail why you believe Rule 419 does not apply to your situation. We may have additional comments.

Response: The Company has revised the disclosure on pages 18, 20, 22 and 24 in the Amended Registration Statement to emphasize the Company’s lack of any meaningful current business operations and lack of meaningful future prospects, in accordance with this item 1 of the Comment Letter.

Rule 419 does not apply to the Company because the Company has a specific business plan or purpose. That purpose is the exploration and development of oil and gas properties. The Company has already made expenditure to the possible acquisition of at least one property, Wimberley#5 Well located in Jack County, Texas. The Company is not a “blank check company” as defined under SEC Rule 419. The Company has a specific business plan that includes (i) performing due diligence to determine whether it is in the best interest of the Company to acquire an interest in Wimberly #5 Well and (ii) identifying other oil and gas producing properties in which the Company will seek to acquire an economic interest. The Company has not stated, is not seeking and does it intend, to acquire or be acquired by another company.

2.	Comment:	Please update your financial statements as needed.

Response:       The Company has provided financial statements for the nine months ended September 30, 2005 and has updated the financial statement related disclosure to September 30, 2005.

3.	Comment:	The Please update your independent auditors’ consents.

Response:       The Company has included updated independent auditors’ consents in the Amended Registration Statement in response to this item 3 of the Comment Letter.

Capitalization, page 18

4.	Comment:	We restate prior comment 13:

Response:       The Company has added disclosure of its capitalization as of September 30, 2005 to the Capitalization Table on page 18 of the Amended Registration Statement, in accordance with this item 4 of the Comment Letter.

Security Ownership of Certain Beneficial Owners and Management, page 29

5.            Comment:         We have reviewed your response to prior comment number 20 and do not believe you have addressed our comment. We note your disclosure on page 52 that you issued shares to your executive officers, Robert Coale and Donald Neal, for $0.0001 per share on May 7, 2004, and then issued shares in a private placement for

Securities and Exchange Commission

November 7, 2005

$0.01 per share for cash on May 20, 2004. As previously requested, please explain why the fair value of the shares issued to your executive officers did not result in compensation costs.

Response:       The fair value of the shares issued to our executive officers did not result in compensation costs as the subscription price paid by the executive officers represented the fair value of the shares at the time of issuance. The Company issued the shares shortly after it was organized in April 2004. By joining the Company, Messrs. Neal and Coale brought valuable experience in the natural resource industry and, consequently, added value to the Company. The addition of these individuals enabled the Company to sell its shares in a private placement at a significant increase in prospects of success by the Company. Because Messrs. Neal and Coale paid fair market value for their stock, no compensation expense was recorded by the Company. The stock held by Messrs. Neal and Coale is also subject to a repurchase right by the Company (as described on page 31 –32 of the Amended Registration Statement), which further accounts for valuation of the stock sold to such officers. The stock sold by the Company on May 20, 2004 was not subject to such repurchase right, and, consequently, the Company valued the stock at a higher rate.

6.            Comment:         We have reviewed your response to prior comment 29 and do not believe you have fully addressed our comment. As previously requested, please explain the exact terms of your right to repurchase common shares that you issued to your executives. Indicate whether or not there are provisions whereby you are required to repurchase the common stock, such as, but not limited to the termination of their employment or the requirement to reach certain performance goals. We may have further comment.

Response:       The Company has expanded its disclosure regarding the terms of the Company’s right of repurchase to Note 4 on page 60 and on page 30 of the Amended Registration Statement, in accordance with this item 6 of the Comment Letter.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amended Registration Statement on Form F-1/A. Please note that we are also submitting via courier three (3) copies of a redline version showing changes from the Amendment No. 1 to the Registration Statement on Form F-1/A in order to help expedite the review process.

Securities and Exchange Commission

November 7, 2005

Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Very truly yours,

David Lubin